UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of MARCH, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  March 16, 2007                      /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman


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                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

               HALO EXTENDS HIGH GRADE ZONE BELOW BOB LAKE DEPOSIT

VANCOUVER, BRITISH COLUMBIA, MARCH 16, 2007 - LYNDA BLOOM, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that additional drilling at the Bob Lake deposit, Sherridon, Manitoba, has confirmed the presence of copper and zinc-rich massive sulphides beneath the historic resource limits. An intersection in DH-11 of 2.53 M GRADING 1.46% COPPER AND 2.23% ZINC within a massive sulphide zone 10.7 M THICK GRADING 0.92% COPPER AND 1.51% ZINC extends the length of the known massive sulphide lens by 65m downdip. Hole SL-39, drilled in the 1940s, intersected the same mineralized lens 45m from surface, reporting 16m grading 1.13% copper and 1.66% zinc. Historic drilling at the Bob Lake deposit was generally within 75m of surface and Halo's current drill campaign indicates that there are significant opportunities to expand the deposit along strike and at depth.

HIGHLIGHTS:

o major intersection extends massive sulphide lens 65 metres downdip from historic intersections;

o    Bob Lake mineralization is confirmed by drill sections over 600 metres;

o deposit remains open to up to 750 metres southeast of previously known deposit boundary; and

o    highest-grade gold zone, 3.8 grams per tonne gold over 3.7 metres

The copper and zinc grades of the mineralization in drill holes 9-13 are typical of grades reported from 36 drill holes completed in the 1940s in the same area and as reported for drill holes DH-04 to DH-06 in February. Three drill sections, 300 m apart, have now been completed within the previously outlined historic Bob Lake deposit.

Further drilling is anticipated to test the extension of the Bob Lake deposit to the southeast where drill holes DH-07 and DH-08, located 550 and 750 m from drill holes DH-09 and DH-10, intersected similar grades and widths of mineralization.

Borehole Pulse EM surveys are underway and will be used to guide additional drill targets to test both strike and depth extensions of the sulphide zones.

Drilling continues 3 km northeast of the Bob Lake deposit at the polymetallic Jungle deposit.


TECHNICAL HIGHLIGHTS

--------------------------------------------------------------------------------
HOLE    DIP/AZIMUTH     FROM      TO    INTERVAL   CU       ZN      AG      AU
         (degrees)       (m)      (m)     (m)      (%)      (%)   (g/t)    (g/t)
--------------------------------------------------------------------------------
DH09      71 /225       161.0    167.4     6.4     0.78     1.81    6.0     0.99
                        180.6    183.0     2.4     0.63     0.85    6.6     0.16
                        188.0    190.4     2.4     0.56     0.63    5.2     0.36
--------------------------------------------------------------------------------
DH10      45 /225       136.1    137.7     1.6    >0.5*      -      9.2     0.20
                        150.2    153.9     3.7     0.26      -      3.6     3.82
--------------------------------------------------------------------------------
DH11      45 /225       134.4    145.1    10.7     0.92     1.51    7.83    0.18
--------------------------------------------------------------------------------
*  Assays pending


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                                      -2-

At total of 1,123 m of drilling was recently completed in five diamond drill holes at the Bob Lake deposit. Assays for all mineralized zones in diamond drill holes 09 to 13 are reported in the assay table. Most intersections are expected to be near true widths but further drilling is required to assess the geometry of the deposit.

Drill hole DH-12, drilled from the same location as DH-11 at a steeper angle (69
(0))  intersected an unmineralized  disseminated  sulphide zone between 244.8 to
253.0 m downhole. DH-13 was drilled 200 m north of DH-1, and outside the previously defined ore deposit boundary; the associated geophysical anomaly is explained by a near-surface graphitic zone.

Sampling, assaying and quality control procedures are consistent with those reported in the Technical Background of the press release issued February 15, 2007. The above information has been prepared under the supervision of Kevin Leonard, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.

HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/ Lynda Bloom
------------------------------
Lynda Bloom, President and CEO

For further information, please contact:
Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 416-368-7045
Fax: 416-368-9805
Toll Free: 1-866-841-0068
lbloom@halores.com
________________________________________________________________________________

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward looking information" within the meaning of the United applicable Canadian securities lawsthat involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may",
"could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information that is incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.


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